TOMRA®

082-03334

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

Asker, 23 January 2007

SUPPL

Dear Sir/Madam,

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

Håkon Volldal
VP Investor Relations & Business Development
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

22.01.07 09:35 Marked=OB **TOM INVITATION TO 4Q 2006 PRESENTATION** finansiell kalender

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TOMRA`s fourth quarter 2006 results will be released on Tuesday 13 February 2007. The written material will be available from 16:35 CET at www.tomra.com (under the investor relations section), www.oslobors.no, www.huginonline.com and at Høyres Hus, Stortingsgaten 20 (6th floor), Oslo.

President & CEO Amund Skarholt will present the results at 16:45 CET. The presentation will be held in English and take place at Høyres Hus, Stortingsgaten 20 (6th floor), Oslo. A live broadcast of the presentation will be available on www.tomra.com and www.oslobors.no/webcast. A recorded version of the presentation will also be available after the broadcast has concluded.

Asker, 22 January 2007
Tomra Systems ASA

08.01.07 07:35 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 95,000 own shares at an average price of NOK 43.59 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,591,547 treasury shares, of which 8,951,647 will be amortized in accordance with resolution from the extraordinary shareholders meeting 19 December 2006.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 5 January 2007
Tomra Systems ASA

05.01.07 07:32 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 140,000 own shares at an average price of NOK 43.64 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,496,547 treasury shares, of which 8,951,647 will be amortized in accordance with resolution from the extraordinary shareholders meeting 19 December 2006.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 4 January 2007
Tomra Systems ASA

03.01.07 07:36 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 135,000 own shares at an average price of NOK 43.48 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,356,547 treasury shares, of which 8,951,647 will be amortized in accordance with resolution from the extraordinary shareholders meeting 19 December 2006.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 2 January 2007
Tomra Systems ASA

28.12.06 07:39 Marked=OB TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 95,000 own shares at an average price of NOK 43.47 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,221,547 treasury shares, of which 8,951,647 will be amortized in accordance with resolution from the extraordinary shareholders meeting 19 December 2006.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01.

Asker, 21 December 2006
Tomra Systems ASA

22.12.06 07:31 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 120,000 own shares at an average price of NOK 44.34 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,126,547 treasury shares, of which 8,951,647 will be amortized in accordance with resolution from the extraordinary shareholders meeting 19 December 2006.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01.

Asker, 21 December 2006
Tomra Systems ASA

21.12.06 07:30 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 54,900 own shares at an average price of NOK 45.14 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,006,547 treasury shares, of which 8,951,647 will be amortized in accordance with resolution from the extraordinary shareholders meeting 19 December 2006.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01.

Asker, 20 December 2006
Tomra Systems ASA

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